Tender Offer
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aldila, Inc.
(Name of Subject Company (Issuer))

Aldila, Inc.
(Name of Filing Person (identifying status as offeror, issuer or other person))

Common Stock
(Title of Class of Securities)

014384200
(CUSIP Number of Class of Securities)

Scott Bier Aldila, Inc. 14145 Danielson St., Suite B Poway, CA 92064 (858) 513-1801	Peter J. Tennyson Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 Telephone: (714) 668-6200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,500,000	$230.26

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 496,688 shares of Common Stock of Aldila, Inc., at the tender offer price of $15.10 per share.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Aldila, Inc. (“Aldila” or the “Company”), a Delaware corporation, to purchase up to 496,688 shares (the “Shares”) of its Common Stock, par value $0.01 per share (the “Common Stock”), at a purchase price of between $15.10 and $16.85 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.” This Schedule TO is being filed on behalf of the Company and is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.  Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)           The name of the Subject Company and the issuer of the securities to which this Schedule TO relates is Aldila, Inc., a Delaware corporation.  The Company’s principal executive offices are located at 14145 Danielson Street, Suite B, Poway, California 92604.  The Subject Company’s telephone number is (858) 513-1801.

(b)           This Schedule TO relates to the Shares.  There are 5,523,096 shares of Common Stock issued and outstanding as of August 15, 2007.  The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)           The information set forth in Section 8 of the Offer to Purchase entitled “Price Range of the Shares” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) - (c)  This Schedule TO is filed by the Company.  The information set forth in Section 10 of the Offer to Purchase entitled “Information About Aldila, Inc.” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)           The information set forth in the Introduction and in Sections 1, 2, 3, 4, 5, 6, 7, 13, 15, 16 and 17 of the Offer to Purchase entitled “Number of Shares; Price; Priority of Purchase,” “Purpose of the Tender Offer; Certain Effects of the Tender Offer,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Purchase of Shares and Payment of Purchase Price,” “Conditional Tender of Shares,” “Conditions of the Tender Offer,” “Legal Matters; Regulatory Approvals,” “Extension of the Tender Offer; Termination; Amendment,” “Fees and Expenses” and “Miscellaneous,” respectively, is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in Sections 10 and 11 of the Offer to Purchase entitled “Information About Aldila, Inc.” and “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” none of the Company, any of its affiliates or any of their respective officers, directors, members, managers, shareholders, partners or persons exercising control over such person, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission applicable to the Offer.

Item 6.  Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Introduction” and Sections 2, 12 and 13 of the Offer to Purchase entitled “Purpose of the Tender Offer; Certain Effects of the Tender Offer,” “Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)           The information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b)           Not applicable.

(d)           Not applicable.

Item 8.  Interest in Securities of the Subject Company.

The information set forth in the “Introduction” and Section 11 of the Offer to Purchase entitled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)           The information set forth in Section 16 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional Information.

(a)(1)  The information set forth in Section 11 of the Offer to Purchase entitled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2)  The information set forth in Sections 7 and 13 of the Offer to Purchase entitled “Conditions of the Tender Offer” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3)  The information set forth in Section 13 of the Offer to Purchase entitled “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)  The information set forth in Sections 12 and 13 of the Offer to Purchase entitled “Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5)  The information set forth in Section 13 of the Offer to Purchase entitled “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 24, 2007
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2007
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2007
(a)(1)(F) (a)(1)(G)	Press release issued by Aldila, Inc. dated August 20, 2007 Press release issued by Aldila, Inc. dated August 24, 2007
(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on August 24, 2007
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2007	ALDILA, INC.

	By:	/s/ Robert J. Cierzan
Robert J. Cierzan
Vice President, Secretary and Treasurer

Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 24, 2007
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2007
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2007
(a)(1)(F) (a)(1)(G)	Press release issued by Aldila, Inc. dated August 20, 2007 Press release issued by Aldila, Inc. dated August 24, 2007
(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on August 24, 2007
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable